Filed by Aratana Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aratana Therapeutics, Inc.

Commission File No: 001-35952

Stifel Dental & Veterinary Conference
May 29, 2019

Safe Harbor Statement
Special Note Regarding Forward-Looking Statements
This presentation contains forward-looking statements (as that term is defined in the Private Securities Litigation Reform Act of 1995) and reflects Aratana’s current beliefs. However, as with any pharmaceutical product, there are substantial risks and uncertainties in the process of development and commercialization, and actual results might differ materially from such forward-looking statement projections. Among other things, all statements contained in this presentation that do not relate to matters of historical fact should be considered forward-looking statements and there can be no guarantee with respect to anticipated financial performance; our anticipated use of cash in 2019; our ability to bring innovative therapeutics to the market; steps necessary for and timing of regulatory submissions and approvals of therapeutic candidates; study, development and commercialization of therapeutics or therapeutic candidates, including without limitation ongoing efforts to commercialize ENTYCE and NOCITA; timing of anticipated study results; increased market recognition of and demand for our therapeutics; our beliefs on sales coverage of our pet therapeutics in our MSAs in the U.S.; and statements regarding the Company’s efforts, plans and opportunities, including, without limitation, advancing our therapeutic candidates and offering innovative therapeutics that help manage pet’s medical needs safely and effectively and that result in longer and improved quality of life for pets. For further discussion of these and other risks and uncertainties, see Aratana’s most recent Form 10-K and Form 10-Q filings with the United States Securities and Exchange Commission. Except as required by law, Aratana undertakes no duty to update forward-looking statements to reflect events after the date of this presentation.
Important Information for Investors and Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction involving Aratana Therapeutics, Inc., a Delaware corporation (“Aratana”) and Elanco Animal Health Incorporated, an Indiana corporation (“Elanco”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of April 26, 2019, by and among Aratana, Elanco and Elanco Athens, Inc., Elanco will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Aratana that also constitutes a prospectus of Elanco (the “proxy statement/prospectus”). The definitive proxy statement/prospectus will be delivered to stockholders of Aratana. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Elanco and Aratana through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Elanco will be available free of charge on Elanco’s internet website at www.elanco.com or by contacting Elanco’s Investor Relations Department at (317) 383-9935. Copies of the documents filed with the SEC by Aratana will be available free of charge on Aratana’s internet website at www.aratana.com or by contacting Aratana’s Investor Relations Department at (913) 353-1026.
Participants in the Merger Solicitation
Elanco, Aratana, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Aratana stockholders in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Elanco is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 3, 2019. Information about the executive officers of Aratana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018 which was filed with the SEC on March 13, 2019 and information about its directors is set forth in its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 19, 2019.
Provided May 29, 2019. 2

Our Executive Team
Craig Tooman Ernst Heinen, DVM, Ph.D. John Ayres, J.D.
President & Chief Executive Officer Chief Development Officer Vice President of Corporate Development and Administration; General Counsel & Secretary
Rhonda Hellums Chris Ready
Chief Financial Officer & Treasurer Vice President of Sales and Marketing
Provided May 29, 2019. 3

Our Accomplishments
Our team is well-respected in the industry and valued by our customers
We deliver innovative, best-in-class therapeutics
Unique ability to quickly and effectively develop scientifically differentiated therapeutics Therapeutic profiles superior to the standard of care therapy
Recognized for our sole focus on new chemical entities with strong IP, sustained patent lives
1 Estimates of ENTYCE / NOCITA treated dogs from launch-Q1 2019 from data on file. Estimates of GALLIPRANT treated dogs from launch – June 2018 from Elanco. Does not include dogs or cats enrolled in clinical studies.
2 Data on file as of April 2019.
3 Survey results published by Stifel on October 30, 2018 from 82 respondents.
2.6+ 125+
MILLION
dogs and cats treated with ENTYCE, patent applications to protect NOCITA or GALLIPRANT1 our portfolio of NCEs2
Stifel survey shows veterinarians believe ENTYCE and GALLIPRANT are two of the
MOST EXCITING NEW PRODUCTS
in veterinary medicine in 20193
Provided May 29, 2019.
4

Our Accomplishments

Our team is well-respected in the industry and valued by our customers

We provide comprehensive service to veterinarians

- Relationship-driven selling allows us to **partner with veterinarians**
- Veterinarians are business owners and **our therapeutics are practice-building**
- Our therapeutics **meet veterinarian's desire to provide quality care** and the evolving needs of **pet owners concerned about quality of life**

$109 MILLION

generated in net product sales across our portfolio in 10 quarters[1]

90%

veterinarian satisfaction with ENTYCE, GALLIPRANT & NOCITA[2]

60,000+

face-to-face interactions, calls & educational sessions by our field force of ~35[3]

[1] Includes ENTYCE and NOCITA net product sales launch-Q1 2019 and sales of GALLIPRANT by Elanco launch-Q1 2019 .
[2] Third party market research on file for ENTYCE/NOCITA from 2018. GALLIPRANT market research provided by Elanco in 2018.
[3] October 2016-April 2019 data on file.

Provided May 29, 2019.

ARATANA

5

Our Accomplishments
Our team is well-respected in the industry and valued by our customers
We are recognized for our innovation, growth potential and as a collaborator of choice
Reputation for serving as a strong collaborator with human and animal health companies Received recognition nationally and locally as a
“fastest-growing company”
Earned industry awards for our innovation four years in a row, including Product of the Year & North
American Company of the Year
Provided May 29, 2019. 6

Our Proven Development Successes
Intersecting market opportunity & veterinarian needs with scientifically differentiated therapeutics
Compelling Market
Prevalent or high incidence to support opportunity
Recognizable need
Conditions or diseases without treatment options or outdated options
Highly differentiated
Scientifically elegant, first-in-class innovation and targeted mechanism of action
Results
REGULATORY AGENCY APPROVALS
8 Four FDA-approved indications; one EU marketing authorization; three USDA licensures
MANUFACTURING DOSSIERS
6 Manufacturing dossiers supported by worldwide manufacturing CMOs; three drug master files
CLINICAL STUDIES
15+ More than 15 studies investigating therapeutic candidates in client-owned dogs or cats
Provided May 29, 2019. 7

Fast-Tracked Innovation
Early de-risking allows for efficient R&D efforts

SAR Chemistry, Selection of Lead
Animal Toxicology
Animal PK
In vitro Toxicology IND Filing
Chemistry Optimization
NDA
Proof of Concept
PK
API and Formulation Development
            Dose Selection Potential for
Probe Safety    approvals in
Final Formulation NADA pets before
Field Studie humans
Timeline from In-Licensing to FDA-Approval
5.3
years
5.4
years
3.8
years
5.8
years
Chart is intended to be illustrative.
Provided May 29, 2019. 8

Practice-Changing Pet Therapeutics
First-in-class therapeutic blocks the EP4 receptor, a primary mediator of canine OA pain and inflammation Available for our dogs before humans GALLIPRANT is dispensed by more clinics than any other oral NSAID1
Development and commercialization agreement with Elanco Animal Health
1 Data on file.
First-in-class therapeutic mimics the naturally occurring hunger hormone Available for our dogs before humans Shifting treatment paradigms
Only proven appetite stimulant that increases food intake and weight gain
Only local anesthetic that provides 72 hours of long-lasting pain relief following certain painful feline and canine surgeries Establishing itself as the standard-of-care; changing surgical protocols
Bridging pain control from vet clinic to home with fewer of the side effects that are generally associated with NSAIDs and opioids
Provided May 29, 2019. 9

Our Financials 10

Revenues from Therapeutics
NOCITA & ENTYCE net product sales; GALLIPRANT licensing & collaboration revenues

$ 1.9M $2.5M
            $ 1.5M $ 1.8M    $2.3M
$1.1M
$ 0.7M
$ 0.3M $0.6M
$0.1M
Q4 2016 Q1 2017 Q2 2017 Q3 2017 2 Q4 2017 Q1 2018 Q2 2018 Q3 2018 3 Q4 2018 Q1 2019
GALLIPRANT licensing & collaboration revenues NOCITA net product sales ENTYCE net product sales
1. Does not include GALLIPRANT finished goods sold to Elanco
2. Does not include a one-time non-recurring $1.0 million manufacturing payment
3. Does not include a one-time non-recurring $15.0 million commercial milestone payment
Provided May 29, 2019.                11

Key Pipeline Programs

Therapeutic Candidate	Condition	Highlights
On-going review of CMC technical section; on-going pivotal effectiveness study		
AT-002 *(capromorelin)*	Management of weight loss in cats with chronic kidney disease	▪ Pivotal field effectiveness study is on-going for cat-specific formulation; **anticipate completing target enrollment in 2019** with efficacy readout to follow in late-2019 ▪ Technical Section Complete Letter for Target Animal Safety; **submitted technical section for CMC**
On-going pilot study		
AT-018 *(timapiprant)*	Atopic dermatitis in dogs	▪ New chemical entity in CRTH2 pathway ▪ Initiated a pilot study in Apr. 2017; **expect to complete target enrollment in 2019**
Early formulation work		
AT-019 *(EP4 receptor antagonist)*	Pain, inflammation and other indications for dogs and cats	▪ Next-generation EP4 receptor antagonist; chemically and molecularly differentiated therapeutic candidate thought to work by inhibiting the EP4 receptor downstream on the arachidonic cascade ▪ AskAt has conducted several pre-clinical studies evaluating AT-019 safety, potency and toxicity ▪ In early-2019, **started transferring the manufacturing process of the active pharmaceutical ingredient (API)** and early formulation work

Provided May 29, 2019.
ARATANA
12

Aratana At-A-Glance
Revenue growth across portfolio
Increasingly active account base
Solid cash position
Highly respected team of experts
$7.4 million in net revenues from net product sales and licensing & collaboration revenues in first quarter 2019
Number of ordering accounts and activity in accounts continues to increase in first quarter 2019 related to ENTYCE and NOCITA. Elanco continues to report strong sales of GALLIPRANT in the U.S. and Europe
Ended first quarter 2019 with cash balance of ~$37.4 million in cash, cash equivalents, restricted cash and short-term investments
Entire Aratana team has a strong reputation within the industry as validated drug developers, partners to veterinarians and collaborators
Provided May 29, 2019. 13

Delivering best-in-class therapeutics that improve the lives of our pets.